Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Infosys Technologies Limited:

We consent to the incorporation by reference in the registration statements (No.333-32196) on Form S-8 and (No.333-160036) on Form F-3 of Infosys Technologies Limited of our reports dated May 6, 2011 with respect to the consolidated balance sheets of Infosys Technologies Limited and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three year period ended March 31, 2011 and the related financial statement schedule II, and the effectiveness of internal control over financial reporting as of March 31, 2011, which reports appear in the March 31, 2011 annual report on Form 20-F of Infosys Technologies Limited.

KPMG
Bangalore, India
May 6, 2011